

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Isaac Israel
Chief Executive Officer
Kitov Pharma Ltd.
One Azrieli Center, Round Tower
132 Menachem Begin Road
Tel Aviv 6701101, Israel

      Re: Kitov Pharma Ltd.
          Registration Statement on Form F-1
          Filed September 16, 2019
          File No. 333-233793

Dear Mr. Israel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Healthcare & Insurance